Exhibit 99.1

                                                          [BANK OF BERMUDA LOGO]


              Bank of Bermuda Announces Fourth Quarter 2002 Results


(HAMILTON, BERMUDA, 21 JANUARY 2003) - Bank of Bermuda (Nasdaq:BBDA; BSX:BOB) today announced fourth quarter diluted earnings per share of $0.56*. This compares with diluted earnings per share of $0.04 for the same quarter last year, when earnings were adversely affected by a number of non-recurring charges.

Diluted earnings per share for the 2002 full year were $2.53, up 32% from 2001 full year diluted earnings per share of $1.91. Non-core charges in 2001, the most significant of which was net cost of $34.1 million to settle litigation, reduced 2001 full-year earnings by $1.44 per diluted share and 2001 fourth quarter results by $0.52 per diluted share. In 2002, non-core items resulted in a net credit of $0.03 per diluted share and included a further insurance recovery related to the prior year litigation settlement. There were no non-core items in the 2002 fourth quarter.

Edward H. Gomez, Chief Financial Officer, had the following comments: "2002 was another year of market declines and low interest rates, conditions that put pressure on our revenue lines. We nevertheless continued to build quality revenue streams that delivered solid results to our bottom line. New business wins more than compensated for the down-draft of weak equity markets, and fee revenues for the year were a record $264.3 million and 63% of our total revenue base. At the same time we kept a tight rein on discretionary costs, while holding our global staff levels steady, which both protected our margins and maintained our ability to take on new business."

----------
* Bank of Bermuda's results are stated in U.S. Dollars and in accordance with U.S. Generally Accepted Accounting Principles.


                                 PRESS RELEASE

Mr. Gomez continued: "A quarter ago we talked about our outsourced trading portfolio, and indicated that we would be reducing its size in order to improve earnings stability in the face of continued market volatility. That has now been accomplished; portfolio size was reduced from $1.3 billion to $500 million in three steps over the course of the quarter to minimise market disruption. Margin compression and lower average balances adversely affected interest earnings both in the quarter and throughout 2002. Our asset base is liquid and short duration, in order to match the characteristics of our deposit base, with a substantial portion of our assets in capital efficient securities of OECD financial institutions and governments. This conservative investment strategy and the risk averse structure of our balance sheet will make net interest margins an ongoing challenge in this climate of very low interest rates."

Chief Executive Officer, Henry B. Smith, added: "Although the environment continues to present significant challenges, Bank of Bermuda starts 2003 a stronger institution. We have added new clients and strengthened relationships with important intermediaries; we have delivered important new technology for our clients; we have built on our position in markets where we believe we have compelling opportunities; and we have further enhanced our compliance and corporate governance functions. We are also seeing signs that the current economic uncertainty strengthens our appeal and competitive positioning as a quality provider in well-regarded jurisdictions. Our goal for 2003 is to build on this strengthened base with disciplined business growth in key markets, delivered by an efficient, highly-skilled and relationship-focused organisation."

QUARTER ENDED 31 DECEMBER 2002 COMPARED WITH QUARTER ENDED 31 DECEMBER 2001

Total revenue was 12% higher at $109.3 million, compared with $97.4 million for the year-ago quarter. The increase was the result of a $14.3 million improvement in investment and other income. Net interest income of $43.7 million was down 4% from $46.4 million in the 2001 fourth quarter. Non-interest income of $67.1 million was little changed from a year ago and represented 61% of total revenue.

Global Fund Services fees were $30.8 million and unchanged from a year ago. Growth in GFS fees in Europe, up $700 thousand, and the Far East, up $1.3 million, were offset by a $2 million decline in the Americas, which was the result of a market-related fall in the value of client assets in the prior quarter. The increase in the Far East, continues to be driven largely by a growing pension fund business. In Europe, the Dublin office, which is focused on the alternative fund industry is the primary source of fee revenue growth.

Private Trust fees of $7.2 million were also flat with the year-ago quarter. While Bank of Bermuda continues to add new fiduciary business, revenue from new business has been offset by the weakness in client asset values and the results of the Bank's work to terminate less profitable relationships.

Investment Services fees were down 7% at $9.9 million. A reduction in client trading volumes, which produced lower execution fees, and a decline in volumes in higher margin investment products were drivers of the fee decrease. Assets in Bank of Bermuda's range of mutual funds totalled $6.4 billion at 31 December 2002 and $6.3 billion at 31 December 2001. The Corporate

Money Fund was up $256 million, and this was partially offset by declines in the Global Money Fund, down $108 million and in other fund products of $97 million.

Foreign Exchange earnings of $11.6 million were up 7% from the same quarter in 2001. Although transaction volumes were slightly lower, wider spreads generated an overall increase. Banking fees were $5.9 million in the quarter, compared with $6.7 million a year ago, due largely to costs associated with discontinuing a credit card incentive program.

Other non-interest income of $1.8 million, up from $1.4 million in the 2001 fourth quarter, represents the release into income of unclaimed balances that are more than 6 years old.

Net interest income was $43.7 million, $2.7 million, or 6%, lower than the comparative quarter. The decline was mainly the result of a fall in average interest earning assets, which were 4% lower at $9.4 billion, producing a $1.8 million drop in interest earnings. The remaining decline was due to margin compression, the net interest margin fell from 1.87% in the 2001 fourth quarter to 1.84% in the current period. Bank of Bermuda has suffered margin compression in the current very low interest rate environment as spreads are reduced on the reinvestment of deposits that hit interest rate floors, as well as on the investment of shareholders' equity. Partly mitigating this spread compression in reported net interest earnings, is the impact of a larger average outsourced securities portfolio. This portfolio includes longer duration assets and averaged $1.1 billion in the current quarter, compared with $0.9 billion a year earlier. This portfolio generated a gross yield, before the effect of hedging instruments included as part of investment income, of 3.81%.

Bank of Bermuda's outsourced securities portfolio is accounted for on a marked-to-market basis. Realised and unrealised losses on the portfolio totaled $3.1 million in the 2002 fourth quarter and $5.7 million in the 2001 fourth quarter. This portfolio is managed by a third party investment manager in accordance with strict duration and quality guidelines, and has an average credit quality of triple-A. The use of an independent investment manager enables Bank of Bermuda to improve asset diversification by investing in securities for which it does not have in-house expertise, notably mortgage products and asset-backed securities, which represent approximately 80% of the portfolio. These assets tend to be of longer-duration than the Bank's target level, and the overall portfolio duration is reduced accordingly using interest rate swaps and futures. Because the portfolio is marked-to-market, movements in fair value are recognised in earnings as they occur. With an upward sloping yield curve, this portfolio strategy results in a higher yield on the longer-duration assets, which is included in interest-earnings, being reduced by a loss on revaluation of the related hedging instruments, which is accounted for as an investment loss.

Investment and other income, excluding the marked-to-market portfolio, was a gain of $1.6 million, compared with a loss of $10.1 million in the year-ago quarter. The current quarter's gain was realised on sale of a Bermuda-based privately held investment holding company. In the year ago quarter, investment losses included a $7.9 million change in the carrying value of a company that provided risk analysis services.

Operating expenses of $92.5 million compare with $95 million in the comparative quarter. The year-ago quarter's operating expenses included non-core items totaling $7.9 million. Excluding these items, operating expenses were 6% higher than a year ago, driven by increased salaries and staff-related costs. Fourth quarter 2001 salaries included non-core items that reduced expense by $4.4 million, after adjusting for these non-core items year ago salary costs were $44.1 million and the fourth quarter 2002 expenses of $47.0 million represents a 7% increase. The increase was mostly the result of a more expensive staff complement as Bank of Bermuda added more experienced client-facing staff, contributing to an increase in total salary costs. Fourth quarter 2001 pension and staff benefits were $10.8 million, but $14.1 million before a one-time credit from termination of a Bermuda defined benefit plan. The $3.2 million increase to $17.2 million in the current quarter was the result of the higher salary base in the current year, as well as a $2.1 million actuarially determined charge to compensate a UK defined benefit plan for below expectation pension fund asset performance. Fourth quarter 2002 property expenses were $7.3 million, down slightly, while systems and communications costs were up $1 million to $11.2 million. Corporate, marketing and other costs in the year-ago quarter included $14.6 million of non-core items, mostly related to the costs to settle litigation. This expense category would have been $11.8 million without these items, compared with $9.7 million in the current quarter.

Income tax was $168 thousand, compared with $1 million for the December 2001 quarter, reflecting the release of some tax losses brought forward from prior years in Hong Kong.


                                    - Ends -

-------------------------------------------------------------------------------
                           FORWARD LOOKING STATEMENTS

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and
competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2001 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NOTES TO EDITORS

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

BANK OF BERMUDA
Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation,  listed on the Bermuda Stock Exchange
(BOB) and Nasdaq (BBDA).

Further   information  on  Bank  of  Bermuda  is  located  on  the  Internet  at
www.bankofbermuda.com.

FOURTH QUARTER 2002 CONFERENCE CALL NOTICE:
The Bank of Bermuda Limited will host a broadcast of its fourth quarter earnings conference call on WEDNESDAY, JANUARY 22, 2003 AT 9:00 A.M. (ET). The call will be accessible on Bank of Bermuda's Investor Relations home page, at www.bankofbermuda.com/investorrelations/webcast.htm and by toll-free telephone in the U.S. at (800)-915-4836 and by toll from outside the U.S. at
(973)-317-5319.

A recorded replay of the earnings conference call will be available on the Bank's web site beginning at 12:00 p.m. (EST) that day.


-------------------------------------------------------------------------------
FOR MORE INFORMATION PLEASE CONTACT:
ALISON J. SATASI, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com

                                                           BANK OF BERMUDA
                                                          FINANCIAL SUMMARY
                                      (In U.S.* dollars in millions, except per share amounts)

                                                                                             For the Quarter
                                                                       -----------------------------------------------
      For the Year                                                      2001                       2002
-----------------------                                                -----     -------------------------------------
2000      2001     2002                                                 4th        1st       2nd        3rd      4th
-----------------------                                                -----     -------------------------------------
                             U.S. GAAP EARNINGS
115.8     60.1     77.7      Net income                                 1.4        26.6      20.4      14.1      16.6

                             EARNINGS PER SHARE
  3.86    2.00     2.62      -Basic** (a)                               0.04        0.89      0.68      0.48      0.57
  3.77    1.91     2.53      -Diluted** (a)                             0.04        0.85      0.65      0.46      0.56
-----------------------                                                -----     -------------------------------------
                             U.S. GAAP OPERATING RESULTS(b)

247.2   257.0    264.2       Non-interest income                       67.5        63.7      66.8      66.6      67.1
202.4   195.0    177.7       Net interest income after loan losses     45.6        43.2      44.2      46.7      43.6
 (8.3)   (8.2)   (21.0)      Investment loss                          (15.7)       (1.5)     (4.9)    (13.1)     (1.5)
-----------------------                                                -----     -------------------------------------
441.3   443.8    420.9           Total revenues                        97.4       105.4     106.1     100.2     109.2

319.9   377.0    337.0       Operating expenses                        95.0        76.6      83.9      84.0      92.5
  7.1     6.7      6.2       Income taxes                               1.0         2.2       1.8       2.1       0.1
                             Cumulative effect of a change in
  1.5       -        -         accounting principle                       -           -         -         -         -
-----------------------                                                -----     -------------------------------------
115.8    60.1     77.7       Net Income                                 1.4        26.6      20.4      14.1      16.6
=======================                                                =====     =====================================
 19.4%    9.5%    11.9%      RETURN ON EQUITY (c)                       0.9%       16.7%     12.5%      8.6%     10.0%

                             STOCK PRICE/DIVIDEND RATIOS

  1.37    0.98     1.08      Cash dividends per share**                 0.25        0.27      0.27      0.27      0.27
 36.3%   51.3%    42.7%      Dividend payout ratio (d)                625.0%       31.8%     41.5%     58.4%     48.2%
 41.36   48.00    31.90      Closing stock price**                     48.00       44.15     44.75     32.60     31.90
 20.90   21.04    22.84      Book value per share**                    21.04       21.70     22.07     22.48     22.84
-----------------------------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)
**   Prior period per share data have been restated to reflect the 1-for-10 stock dividend paid to shareholders of record on December 31, 2001.
(a)  Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding.
     Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.
(b)  Non-core items are shown on page (3).
(c)  Return on average common equity has been calculated using Net Income. Quarterly amounts have been annualised based on the average of quarter-end balances.
(d)  Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net income per share.


                                                          Page (1) of (9)

                                                           BANK OF BERMUDA
                                            CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
                                                  (In U.S. dollars in thousands)
                                                                                                  For the Quarter
                                                                            --------------------------------------------------
          For the Year                                                       2001                       2002
------------------------------                                              ------      --------------------------------------
 2000        2001       2002                                                 4th         1st       2nd        3rd        4th
------------------------------                                              ------      --------------------------------------
                                 REVENUE
                                 Non-interest income
103,062    117,682     126,152     Global fund services                     30,817      31,012    32,182     32,203     30,755
 30,076     30,427      30,323     Trust and related services                7,186       7,770     7,818      7,500      7,235
 46,166     40,736      40,779     Investment services                      10,622      10,410    10,601      9,859      9,909
 42,091     42,394      42,365     Foreign exchange earnings                10,776       9,407    10,469     10,923     11,566
 25,272     24,395      23,163     Banking services                          6,729       5,304     5,860      6,076      5,923
    552      1,343       1,474     Other non-interest income/(loss)          1,417        (177)     (105)        (1)     1,757
------------------------------                                              ------      --------------------------------------
247,219    256,977     264,256       Total non-interest income              67,547      63,726    66,825     66,560     67,145
------------------------------                                              ------      --------------------------------------
                                 Interest income
232,318    159,091      73,734     Interest on deposits                     22,467      16,121    19,640     21,137     16,836
131,430    104,171      89,260     Interest on loans                        21,735      21,633    23,030     22,401     22,196
                                   Interest on marketable securities
233,964    191,291      87,499      - AFS                                   34,663      24,751    20,404     20,821     21,523
                                   Interest on marketable securities
 34,320     32,659      50,278      - trading                                9,547      13,458    13,536     13,088     10,196
------------------------------                                              ------      --------------------------------------
632,032    487,212     300,771       Total interest income                  88,412      75,963    76,610     77,447     70,751

427,028    289,538     124,997   Interest expense                           42,032      33,042    32,669     32,206     27,080
------------------------------                                              ------      --------------------------------------
205,004    197,674     175,774   Net interest income                        46,380      42,921    43,941     45,241     43,671
 (2,641)    (2,662)      1,971   (Provision for)/recovery of bad debts        (764)        306       287      1,429        (51)
------------------------------                                              ------      --------------------------------------
202,363    195,012     177,745   Net interest income after loan losses      45,616      43,227    44,228     46,670     43,620
 (1,060)    (6,538)    (24,900)  Investment loss - trading portfolio        (5,732)     (2,233)   (6,716)   (12,859)    (3,092)
 (7,174)    (1,643)      3,896   Investment and other income/(loss)        (10,063)        716     1,718       (138)     1,600
------------------------------                                              ------      --------------------------------------
441,348    443,808     420,997       Total revenue                          97,368     105,436   106,055    100,233    109,273
------------------------------                                              ------      --------------------------------------
                                 OPERATING EXPENSES
161,062    161,359     181,940   Salaries                                   39,608      45,153    44,937     44,888     46,962
 51,530     51,858      58,373   Pension and staff benefits                 10,848      12,911    13,727     14,493     17,242
 26,969     28,613      27,723   Property                                    7,899       6,709     6,799      6,883      7,332
 35,644     39,800      41,129   Systems and communications                 10,260       9,369    10,325     10,189     11,246
 44,710     95,330      27,941   Corporate, marketing, and other            26,337       2,500     8,122      7,590      9,729
------------------------------                                              ------      --------------------------------------
319,915    376,960     337,106       Total operating expenses               94,952      76,642    83,910     84,043     92,511
------------------------------                                              ------      --------------------------------------
121,433     66,848      83,891   NET INCOME FROM OPERATIONS, BEFORE TAXES    2,416      28,794    22,145     16,190     16,762

  7,185      6,771       6,233   Income taxes from operations                1,041       2,175     1,760      2,130        168
------------------------------                                              ------      --------------------------------------
114,248     60,077      77,658   NET INCOME FROM OPERATIONS, AFTER TAXES     1,375      26,619    20,385     14,060     16,594
------------------------------                                              ------      --------------------------------------
                                 Cumulative effect of a change in
  1,517          -           -     accounting principle                          -           -         -          -          -
------------------------------                                              ------      --------------------------------------
115,765     60,077      77,658   NET INCOME                                  1,375      26,619    20,385     14,060     16,594
==============================                                              ======      ======================================

                                                          Page (2) of (9)

                                                           BANK OF BERMUDA
                                                           NON-CORE ITEMS
                                                   (In U.S. dollars in thousands)

                                                                                                For the Quarter
                                                                                -----------------------------------------------
        For the Year                                                              2001                       2002
--------------------------------                                                -------      ----------------------------------
  2000        2001         2002                                                    4th         1st       2nd       3rd     4th
--------------------------------                                                -------      ----------------------------------
                                   NON-CORE ITEMS
 (7,165)     (9,615)       (954)   Non-core investment loss               (a)    (8,370)          -       -       (954)     -
 (7,000)      2,300           -    FAC                                    (b)         -           -       -          -      -
      -     (43,437)      5,453    Net provision for litigation           (c)   (13,937)      5,453       -          -      -
                                   Adjustments to performance-related
      -       9,330        (709)     compensation due to litigation       (d)     4,392        (709)      -          -      -
      -       4,068                Pension credit                         (e)     4,068           -       -          -      -
      -           -      (1,500)   Restructuring charge                   (f)         -      (1,500)      -          -      -
      -      (7,699)          -    Cancelled start-up costs               (g)    (2,403)          -       -          -      -
      -           -       1,291    Gain on sale of property               (h)         -           -       -      1,291      -
      -           -      (2,472)   Loss on impairment of property         (i)         -           -       -     (2,472)     -
                                   Cumulative effect of a change in
  1,517           -           -      accounting principle                             -           -       -          -      -
--------------------------------                                                -------      ----------------------------------
(12,648)    (45,053)      1,109    Total non-core items                         (16,250)      3,244       -     (2,135)     -
================================                                                =======      ==================================

                                 Key: Item (a) is included in Investment and other income/(loss)
                                      Item (b) is included in Investment and other income/(loss)
                                      Item (c) is included in Corporate, marketing and other
                                      Item (d) is included in Salaries
                                      Item (e) is included in Pension and staff benefits
                                      Item (f) is included in Salaries
                                      Item (g) is included in Salaries, in Staff benefits, in Property, in Systems and communications and in Corporate, marketing and other.
                                      Item (h) is included in Investment and other income/(loss)
                                      Item (i) is included in Investment and other income/(loss)
------------------------------------------------------------------------------------------------------------------------------

                                                          Page (3) of (9)


                                                           BANK OF BERMUDA
                                                           PER SHARE DATA
                                      (In U.S.* dollars in thousands, except per share amounts)

                                                                                          For the quarter
                                                                          ----------------------------------------------
        For the Year                                                       2001                     2002
--------------------------                                                -----      -----------------------------------
  2000     2001       2002                                                 4th        1st       2nd       3rd       4th
--------------------------                                                -----      -----------------------------------

                               U.S. GAAP EARNINGS PER SHARE
  3.86     2.00       2.62     -Basic** (a)                                0.04       0.89      0.68      0.48      0.57
  3.77     1.91       2.53     -Diluted** (a)                              0.04       0.85      0.65      0.46      0.56
--------------------------                                                -----      -----------------------------------
                               NON-CORE ITEMS
 (0.23)   (0.31)     (0.03)    Non-core investment loss                   (0.27)         -         -     (0.03)        -
 (0.23)    0.07          -     FAC                                            -          -         -         -         -
     -    (1.38)      0.17     Net provision for litigation               (0.45)      0.17         -         -         -
                               Adjustments to performance-related
     -     0.30      (0.02)      compensation re litigation cost           0.14      (0.02)        -         -         -
     -     0.13          -     Pension credit                              0.13          -         -         -         -
     -        -      (0.05)    Restructuring charge                           -      (0.05)        -         -         -
     -    (0.25)         -     Cancelled start-up costs                   (0.07)         -         -         -         -
     -        -       0.04     Gain on sale of property                       -          -         -      0.04         -
     -        -      (0.08)    Impairment of property                         -          -         -     (0.08)        -
                               Cumulative effect of a change in
  0.05        -          -       accounting principle                         -          -         -         -         -
--------------------------                                                -----      -----------------------------------
 (0.41)   (1.44)      0.03     Total non-core items                       (0.52)      0.10         -     (0.07)        -
--------------------------                                                -----      -----------------------------------
                               AVERAGE SHARES OUTSTANDING
29,969   29,977     29,601     -Basic**                                  29,975     29,926    29,814    29,441    29,225
30,734   31,386     30,691     -Diluted**                                31,212     31,241    31,215    30,412    29,894

  1.37     0.98       1.08     CASH DIVIDENDS PER SHARE**                  0.25       0.27      0.27      0.27      0.27

                               SHARE PRICE
 41.77    50.23      50.00     High**                                     48.00      48.00     50.00     45.50     33.74
 22.07    34.55      26.75     Low**                                      36.82      43.00     43.50     29.90     26.75
 41.36    48.00      31.90     Period End**                               48.00      44.15     44.75     32.60     31.90


------------------------------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)
**   Prior period per share data and average common share amounts have been restated to reflect the 1 for-10 stock dividend paid to shareholders of record on December 31, 2001.
(a)  Basic earnings per share is the result of dividing earnings by the average number of common shares outstanding.
     Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.



                                                          Page (4) of (9)

                                                           BANK OF BERMUDA
                                                     CONSOLIDATED BALANCE SHEET
                                                   (In U.S.* dollars in millions)

                                                                                                For the Quarter
                                                                         -----------------------------------------------------
         For the Year                                                      2001                        2002
-----------------------------                                            --------   ------------------------------------------
  2000      2001       2002                                                 4th        1st       2nd         3rd         4th
-----------------------------                                            --------   ------------------------------------------
                                ASSETS
 4,850.3   3,570.0    4,677.0   Cash and deposits with banks              3,570.0    4,255.1    4,013.3    3,555.7     4,677.0
 4,693.8   5,467.9    4,369.9   Marketable securities                     5,467.9    4,495.6    4,529.7    4,724.2     4,369.9
 1,514.0   1,477.6    1,768.3   Loans, less allowance for loan losses     1,477.6    1,745.5    1,714.5    1,663.3     1,768.3
   137.3     139.1      145.3   Premises and equipment                      139.1      138.3      140.2      140.3       145.3
    73.4      36.2       29.5   Accrued interest                             36.2       35.0       32.2       28.3        29.5
   105.0     117.3      100.0   Other assets                                117.3      124.8      128.3      123.1       100.0
-----------------------------                                            --------   ------------------------------------------
11,373.8  10,808.1   11,090.0            Total assets                    10,808.1   10,794.3   10,558.2   10,234.9    11,090.0
=============================                                            ========   ==========================================
                                LIABILITIES
                                Customer deposits
 5,208.5   5,356.8    6,269.5     Demand                                  5,356.8    5,840.2    5,698.1    5,343.6     6,269.5
 5,301.4   4,586.6    3,895.7     Term                                    4,586.6    4,097.5    3,943.0    4,050.1     3,895.7
-----------------------------                                            --------   ------------------------------------------
10,509.9   9,943.4   10,165.2       Total customer deposits               9,943.4    9,937.7    9,641.1    9,393.7    10,165.2
    39.3      17.7       12.7   Accrued interest                             17.7       13.5       15.3       11.9        12.7
   198.2     217.7      249.9   Other liabilities                           217.7      194.2      248.6      169.0       249.9
-----------------------------                                            --------   ------------------------------------------
10,747.4  10,178.8   10,427.8       Total liabilities                    10,178.8   10,145.4    9,905.0    9,574.6    10,427.8
-----------------------------                                            --------   ------------------------------------------
                                SHAREHOLDERS' EQUITY
    27.2      29.9       29.0     Common share capital                       29.9       29.9       29.6       29.4        29.0
   304.7     422.2      384.5     Share premium                             422.2      420.8      405.9      397.8       384.5
                                  Accumulated other comprehensive
     0.6     (20.3)       5.9        income/(loss)                          (20.3)     (17.7)     (10.4)      (1.1)        5.9
   293.9     197.5      242.8     Retained earnings                         197.5      215.9      228.1      234.2       242.8
-----------------------------                                            --------   ------------------------------------------
   626.4     629.3      662.2       Total shareholders' equity              629.3      648.9      653.2      660.3       662.2
-----------------------------                                            --------   ------------------------------------------
                                        Total Liabilities and
11,373.8  10,808.1   11,090.0             Shareholders' Equity           10,808.1   10,794.3   10,558.2   10,234.9    11,090.0
=============================                                            ========   ==========================================
                                IMPAIRED LOANS
    23.4      25.7       20.2   Loans                                        25.7       22.7       22.6       24.4        20.2
                                Related reserves
     9.5       7.5        3.8   - Specific                                    7.5        6.6        5.8        5.5         3.8
    16.5      20.1       20.6   - General                                    20.1       20.4       21.1       20.9        20.6
-----------------------------                                            --------   ------------------------------------------
    26.0      27.6       24.4       Total                                    27.6       27.0       26.9       26.4        24.4
=============================                                            ========   ==========================================
    111%      107%       121%   Coverage ratio                               107%       119%       119%       108%        121%

     7.0       1.1        1.2   Net charge offs/(recoveries) **              0.1        0.3       (0.2)      (0.9)        2.1
-----------------------------                                            --------   ------------------------------------------
                                CAPITAL RATIOS
   14.1%     15.3%      14.9%   Tier I                                      15.3%      14.7%      14.8%      15.2%       14.9%
   14.5%     15.8%      15.4%   Total capital                               15.8%      15.2%      15.3%      15.7%       15.4%

------------------------------------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)
**   Net of recoveries



                                                          Page (5) of (9)

                                                           BANK OF BERMUDA
                                                   CHANGES IN SHAREHOLDERS' EQUITY
                                                   (In U.S.* dollars in millions)

                                                                                             For the Quarter
                                                                          -----------------------------------------------
       For the Year                                                       2001                      2002
-------------------------                                                 -----      ------------------------------------
 2000      2001      2002                                                  4th        1st       2nd       3rd        4th
-------------------------                                                 -----      ------------------------------------
 535.9    626.4     629.3     Balance, beginning of period                641.8      629.3     648.9     653.2      660.3
 115.8     60.1      77.7     Net income                                    1.4       26.6      20.4      14.1       16.6
     -        -         -     Common shares issued
  20.3        -         -      - for warrants exercised                       -          -         -         -          -
   7.1      5.8       4.7      - through dividend reinvestment plan         1.4        1.4       1.3       1.0        1.0
   0.7      5.9       3.4      - through employee incentive plans           1.6        3.0       1.1       0.8       (1.5)
     -    (19.3)    (52.1)    Shares repurchased and cancelled             (6.2)      (5.8)    (15.9)    (13.2)     (17.2)
 (11.6)     1.9       5.3     Common shares held by affiliates              0.4          -      (1.8)      3.1        4.0

                              Net unrealised gains/(losses)
   5.2    (18.2)     14.7       on available for sale securities           (1.5)       4.6      (0.5)      6.8        3.8
 (41.2)   (30.0)    (32.3)    Cash dividends paid                          (7.5)      (8.2)     (8.1)     (8.0)      (8.0)
  (5.8)    (2.7)     11.5     Translation gain/(loss)                      (1.5)      (2.0)      7.8       2.5        3.2
     -     (0.6)        -     Stamp duty on stock dividend                 (0.6)         -         -         -          -
-------------------------                                                 -----      ------------------------------------
 626.4     629.3    662.2     Balance, end of period                      629.3      648.9     653.2     660.3      662.2
=========================                                                 =====      ====================================

-------------------------------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)



                                                          Page (6) of (9)


                                          BANK OF BERMUDA
                                       AVERAGE BALANCE SHEET
                                  (In U.S.* dollars in millions)

                      For the Year
--------------------------------------------------------
  2000                2001                   2002
--------------------------------------------------------
Average   Average   Average   Average   Average   Average
Balance     Rate    Balance     Rate    Balance    Rate
                                                             ASSETS
  4,239     5.48%     4,090     3.89%    3,180     2.30%     Deposits with banks
                                                             Marketable securities
  3,425     6.86%     4,105     4.66%    3,411     2.57%       - AFS  (interest earning)
    548     6.10%       623     5.24%    1,257     4.00%       - Trading
                                                             Loans
  1,204     8.22%     1,162     7.19%    1,297     5.84%       Bermuda
    445     7.30%       321     6.43%      380     3.71%       International
--------------------------------------------------------
  9,861     6.41%    10,301     4.73%    9,525     3.16%     Total interest earning assets
--------------------------------------------------------
     37                  37                 47               Cash due from banks
                                                             Marketable securities
    193                 123                 98                 - AFS non-interest earning
    344                 366                310               Other assets
--------------------------------------------------------
 10,435              10,827              9,980                 Total assets
========================================================
                                                             LIABILITIES
                                                             Customer deposits
  1,981     3.21%     2,273     1.73%    2,375     0.75%       Bermuda       - Demand
  2,976     5.47%     2,706     3.58%    2,228     2.08%                     - Term
  2,193     3.79%     2,221     2.42%    2,330     0.92%       International - Demand
  2,141     5.49%     2,485     4.01%    1,895     2.08%                     - Term
--------------------------------------------------------
  9,291     4.60%     9,685     2.99%    8,828     1.41%     Total interest bearing deposits
      2     8.33%         1     0.00%       15     2.22%     Securities lending agreements
--------------------------------------------------------
  9,293     4.60%     9,686     2.99%    8,843     1.41%     Total interest bearing liabilities

    229                 221                248               Non interest bearing deposits
    304                 274                236               Other liablilities
    609                 646                653               SHAREHOLDERS' EQUITY
--------------------------------------------------------
 10,435              10,827              9,980                 Total liab. & shareholders' equity
========================================================
                                                             NET INTEREST MARGIN
            6.41%               4.73%             3.16%        Interest income/earning assets
            4.33%               2.81%             1.31%        Interest expense/earning assets
            ----                ----              ----
            2.08%               1.92%             1.85%        Net interest margin
            ====                ====              ====

--------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars.
     (1 Bermuda dollar = 1 United States dollar)

                                          Page (7) of (9)

                                                           BANK OF BERMUDA
                                                        AVERAGE BALANCE SHEET
                                                   (In U.S.* dollars in millions)


                                                                       For the Quarter
                             -------------------------------------------------------------------------------------------------
                                   2001                                             2002
                             -----------------   -----------------------------------------------------------------------------
                                   4th                  1st                 2nd                 3rd                 4th
                             Average   Average   Average   Average   Average   Average   Average   Average   Average   Average
                             Balance     Rate    Balance    Rate     Balance    Rate     Balance    Rate     Balance     Rate
ASSETS
Deposits with banks           3,274      2.72%     2,520     2.58%     3,452     2.25%     3,490     2.39%     3,206     2.13%
Marketable securities
  - AFS  (interest earning)   4,244      3.24%     3,988     2.52%     3,060     2.67%     3,226     2.56%     3,466     2.46%
  - Trading                     900      4.21%     1,319     4.14%     1,326     4.09%     1,328     3.91%     1,062     3.81%
Loans
  Bermuda                     1,145      6.34%     1,244     5.96%     1,262     6.13% **  1,314     5.77%     1,347     5.60%
  International                 280      4.88%       351     3.88%       436     3.65%       370     3.65%       363     3.72%
                             -----------------   -----------------------------------------------------------------------------
Total interest earning assets 9,843      3.56%     9,422     3.27%     9,536     3.22%     9,728     3.16%     9,444     3.00%
                             -----------------   -----------------------------------------------------------------------------
Cash due from banks              22                   30                  50                  52                  56
Marketable securities
  - AFS non-interest earning    101                  100                  97                 110                  84
Other assets                    372                  390                 353                 228                 250
                             -----------------   -----------------------------------------------------------------------------
  Total assets               10,338                9,942              10,036              10,118               9,834
                             =================   =============================================================================
LIABILITIES
Customer deposits
  Bermuda       -  Demand     2,001      0.92%     2,208     0.85%     2,274     0.82%     2,503     0.73%     2,511     0.62%
                - Term        2,680      2.54%     2,221     2.16%     2,201     2.21%     2,283     2.10%     2,207     1.92%
  International - Demand      2,195      1.27%     2,136     0.98%     2,373     0.95%     2,458     0.94%     2,348     0.81%
                - Term        2,355      2.22%     2,071     2.20%     1,997     2.02%     1,793     2.12%     1,724     1.89%
                             -----------------   -----------------------------------------------------------------------------
Total interest bearing
  deposits                    9,231      1.81%     8,636     1.54%     8,845     1.47%     9,037     1.41%     8,790     1.25%
Securities lending agreements     -      0.00%        17     2.58%        31     2.21%        17     1.20%         1     0.00%
                             -----------------   -----------------------------------------------------------------------------
Total interest bearing
  liabilities                 9,231      1.81%     8,653     1.55%     8,876     1.48%     9,054     1.41%     8,791     1.25%

Non interest bearing deposits   218                  246                 243                 247                 257
Other liablilities              238                  383                 269                 163                 129
SHAREHOLDERS' EQUITY            651                  660                 648                 654                 657
                             -----------------   -----------------------------------------------------------------------------
  Total liab. &
    shareholders' equity     10,338                9,942              10,036              10,118               9,834
                             =================   =============================================================================
NET INTEREST MARGIN
  Interest income/earning
    assets                               3.56%               3.27%               3.22%               3.16%               3.00%
  Interest expense/earning
    assets                               1.69%               1.42%               1.37%               1.31%               1.16%
                                         ----                ----                ----                ----                ----
  Net interest margin                    1.87%               1.85%               1.85% **            1.85%               1.84%
                                         ====                ====                ====                ====                ====

------------------------------------------------------------------------------------------------------------------------------

*    In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars.
     (1 Bermuda dollar = 1 United States dollar)

** Quarter 2 of 2002 interest income includes $1.1 million recovery of accumulated unaccrued interest on a non-performing loan in Bermuda. The net interest margin would have been 1.80% without this recovery.



                                          Page (8) of (9)

                                                           BANK OF BERMUDA
                                                    TRADING PORTFOLIO PERFORMANCE
                                                   (In U.S. Dollars in thousands)

                   For the Year
-----------------------------------------------------
  2000              2001              2002
-----------------------------------------------------

548,000            623,000            1,257,000            Average trading portfolio balance
=======            =======            =========
 35,242    6.41%    32,659    5.24%      50,278    4.00%   Gross interest income

 (1,060)            (5,569)             (23,074)           Net loss on trading portfolio
-------            -------            ---------
 34,182    6.22%    27,090    4.34%      27,204    2.16%   Interest after net loss

   (922)*             (969)              (1,826)           Management fees
-------            -------            ---------
 33,260    6.05%    26,121    4.19%      25,378    2.02%   Net performance of trading portfolio
-------            -------            ---------

                                                                                  For the Quarter
                                      ------------------------------------------------------------------------------------------
                                           2001                                         2002
                                      --------------   -------------------------------------------------------------------------
                                        4th               1st                2nd                3rd                 4th
                                      --------------   -------------------------------------------------------------------------
Average trading portfolio balance     900,000          1,319,000          1,326,000          1,328,000          1,062,000
                                      =======          =========          =========          =========          =========

Gross interest income                   9,547   4.21%     13,458   4.14%     13,536   4.09%     13,088   3.91%     10,196   3.81%

Net loss on trading portfolio          (5,461)            (1,680)            (6,260)           (12,406)            (2,728)
                                      -------          ---------          ---------          ---------          ---------
Interest after net loss                 4,086   1.80%     11,778   3.62%      7,276   2.20%        682   0.20%      7,468   2.79%

Management fees                          (271)              (553)              (456)              (453)              (364)
                                      -------          ---------          ---------          ---------          ---------
Net performance of trading portfolio    3,815   1.68%     11,225   3.45%      6,820   2.06%        229   0.07%      7,104   2.65%
                                      =======          =========          =========          =========          =========

---------------------------------------------------------------------------------------------------------------------------------

*  In 2000 management fees were netted against interest income




                                                          Page (9) of (9)